Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314
October 12, 2023
via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Burke & Herbert Financial Services Corp.
Registration Statement on Form S-4 (Registration No. 333-274810)
Request for Acceleration of Effectiveness
Ladies and Gentlemen
Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Burke & Herbert Financial Services Corp., a Virginia corporation hereby requests that the above referenced Registration Statement on Form S-4 be declared effective at 2 p.m., Eastern Time, on October 16, 2023, or as soon thereafter as is practicable.
Please contact Gregory F. Parisi of Troutman Pepper Hamilton Sanders LLP at (202) 274-1933 with any questions you may have. In addition, please notify Mr. Parisi when this request for acceleration has been granted.

Very truly yours,

Burke & Herbert Financial Services Corp.

By:	/s/ Roy E. Halyama
Name:	Roy E. Halyama
Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary

cc:	Gregory F. Parisi, Esq.